Mail Stop 3561

      							August 3, 2005

Via U.S. Mail and Fax
Mr. Dale Kearns
Chief Financial Officer
Zi Corporation
Suite 2100, 840 - 7th Avenue S.W.
Calgary, Alberta Canada T2P 3G2

	RE:	Zi Corporation
      Form 20-F for the fiscal year ended December 31, 2004
		Filed April 5, 2005
		File No. 000-24018

Dear Mr. Kearns:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Comments By Independent Registered Chartered Accountant on Canada-United States of American Reporting Differences, page F-2

1. We note in the 2nd to last paragraph on page F-2 that your auditors reference an audit report dated March 2, 2005. In your response letter, please have your auditors explain to us what report dated March 2, 2005 they are referring to. If they intended to reference the report dated March 11, 2005, please revise to have your auditors include an addendum paragraph that appropriately indicates this fact.

Consolidated Statements of Loss, page F-4

2. If the captions "Cost of sales" and "Gross margin" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to "Cost of sales" or remove the caption "Gross margin" and indicate the amount of applicable depreciation that is excluded from "Cost of sales."

2.  Significant Accounting Policies, page F-7

3. We note that you initiated reporting your consolidated financial statements in US dollars effective March 31, 2004, with comparative periods restated to US dollars. In your response letter, explain to us in detail your consideration of SFAS 52 and how you calculated these restated comparative period amounts. In addition, since you revised your financial statements to account for the new reporting currency, please amend to label all applicable columns in the financial statements and related notes restated.

Foreign currency translation, page F-7

4. Refer to the chart on page F-21 which indicates that most of your revenues and expenses for the previous three fiscal years relate to your Canadian geographic segment. As such, clarify for us why you consider the US dollar to be the functional currency of Zi
Corporation on a stand-alone basis. Address each of the indicators listed in Appendix A of SFAS 52 in your response letter.

11. Income Taxes, page F-17

5. Refer to the last sentence on page F-17 which states "The amount of tax that would otherwise be payable in 2004 is $166,871 and has not been accrued." In your response letter, please explain to us in more detail the nature of these tax holidays and tell us your US GAAP basis for not accruing for this tax.

Item 15 - Controls and Procedures, page 93

6. We note your statement on page 94 "Based on this evaluation, with the exception of the above, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and
Exchange Commission is recorded, processed, summarized and reported in a timely manner." If your certifying officers concluded that your disclosure controls and procedures were effective, revise to simply state that your disclosure controls and procedures were effective. Explain to us in your response letter why this is true given the material weakness that you identified in the last paragraph on page
93. Otherwise, revise to state that your disclosure controls and procedures were not effective and disclose the reasons why they were not effective.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Adam Washecka, Staff Accountant, at (202)
551-
3375 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Dale Kearns
Zi Corporation
August 3, 2005
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